June 17, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
SEC Comment Letter Dated April 24, 2014
Response Letter Dated May 21, 2014
File No. 000-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company”), we are responding to oral comments received from Mr. Joseph Kempf on June 10, 2014, with respect to our letter dated May 21, 2014, as a response to the letter to the Company dated April 24, 2014 from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

In our letter of May 21, 2014, the Company offered to include certain supplemental disclosures in its next Annual Report on Form 10-K. This letter confirms that the Company will also include such supplemental disclosures in its next Quarterly Report on Form 10-Q.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:dse

cc:	Thomas R. Stanton
James E. Matthews